

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2018

Lori Nembirkow
General Counsel
Differential Brands Group Inc.
1231 S. Gerhart Avenue
Commerce, CA 90022

  Re: Differential Brands Group Inc.
    Preliminary Information Statement on Schedule 14C
    Filed July 27, 2018
    File No. 000-1892

Dear Ms. Nembirkow:

  We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed July 27, 2018

General

1. Please provide the financial information required by Item 13(a) of Schedule 14A or provide your detailed analysis as to why such information is not required. Refer to Item 11(e) of Schedule 14A. See Item 1 of Schedule 14C.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining